Exhibit 99.1

Oriental Culture Holding LTD.

November 4, 2025

Dear Stockholder:

You are cordially invited to attend the Extraordinary General Meeting (the “Extraordinary Meeting”) of Stockholders of Oriental Culture Holding LTD. (the “Company”) to be held at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China, on November 28, 2025, at 10:00 a.m. local time.

Information regarding the matter to be voted on at the Extraordinary Meeting is contained in the attached Proxy Statement and Notice of Extraordinary General Meeting of Stockholders. We urge you to read the proxy statement carefully.

The notice, proxy statement and proxy card are expected to be sent or made available on or about November 4, 2025, to the stockholders of the Company entitled to vote at the Extraordinary Meeting.

Because it is important that your shares be voted at the Extraordinary Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a stockholder of record and do attend the meeting and wish to vote your shares in person, you still may do so.

Sincerely,

/s/ Yi Shao
Yi Shao
Chief Executive Officer and Director

Oriental Culture Holding LTD.

NOTICE OF Extraordinary GENERAL MEETING OF STOCKHOLDERS

To Be Held November 28, 2025

TO THE STOCKHOLDERS OF Oriental Culture Holding LTD.:

NOTICE HEREBY IS GIVEN that the Extraordinary General Meeting of Stockholders (the “Extraordinary Meeting”) of Oriental Culture Holding LTD. (the “Company”) will be held at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China, on November 28, 2025, at 10:00 a.m. local time, to consider and act upon the following:

ORDINARY RESOLUTIONS

1.

THAT with immediate effect upon passing:

Approval by an ordinary resolution of share consolidations of all the issued and outstanding and authorized and unissued ordinary shares of the Company (the “Ordinary Shares”) be consolidated with a corresponding increase in the par value of the Company’s Ordinary Shares, at any one time or multiple times during a period of up to two years after the date of the approval of the authorization of Share Consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:4,000 (the “Range”), to be determined by the Company’s Board in its discretion. The Board be authorized, at its absolute and sole discretion, to either (i) elect not to implement any Share Consolidation during a period of two years from the date of the approval of the authorization of Share Consolidations by the shareholders of the Company; or (ii)  elect to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years from the date of the approval of the authorization of Share Consolidations by the shareholders of the Company. The registered office provider is authorized to file the Share Consolidation based on these resolutions and board resolutions to be adopted in relation to such Share Consolidation. (the “Share Consolidations Proposal”).

2.

THAT, with immediate effect upon passing:

In respect of any all fractional entitlements to the issued Ordinary Shares resulting from the Share Consolidations, no fractional Ordinary Shares be issued in connection with any of the Share Consolidations; if a shareholder is entitled to receive a fractional Ordinary Share upon a Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share. (Fractional Share Arrangement).

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. To better understand the proposal to be submitted for a vote at the Extraordinary Meeting, you should read this entire document carefully in this proxy statement. We are not aware of any other business to come before the Extraordinary Meeting.

Stockholders of record at the close of business on November 3, 2025 are entitled to receive notice of and to vote at the Extraordinary Meeting and any adjournments thereof. A complete list of these stockholders will be open for the examination of any stockholder of record at the Company’s office located at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China for a period of ten days prior to the Extraordinary Meeting. The list will also be available for the examination of any stockholder of record present at the Extraordinary Meeting. The Extraordinary Meeting may be adjourned or postponed from time to time without notice other than by announcement at the meeting.

All stockholders must present a form of personal photo identification in order to be admitted to the Extraordinary Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Extraordinary Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the ordinary shares on November 3, 2025.

By Order of the Board of Directors	/s/ Yi Shao
Yi Shao
Chief Executive Officer and Director

November 4, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 28, 2025:

WHETHER OR NOT YOU PLAN TO ATTEND OUR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS, YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE INSTRUCTIONS IN THE PROXY MATERIALS TO VOTE YOUR PROXY VIA THE INTERNET OR BY EMAIL OR REQUEST AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND OUR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU SO DESIRE.

This Notice and Proxy Statement are available online at https://ts.vstocktransfer.com/irhlogin/ORIENTALCULTURE and please find them under the “Documents & Forms” tab.

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Oriental Culture Holding LTD.

PROXY STATEMENT

FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

To Be Held November 28, 2025

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Oriental Culture Holding LTD, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Stockholders (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., local time, on November 28, 2025, and at any adjournment or adjournments thereof, at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China.

This Proxy Statement and the accompanying form of proxy card and notice are expected to be sent or made available on or about November 4, 2025, to the stockholders of the Company entitled to vote at the Extraordinary Meeting.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek stockholders’ approval of the following resolutions:

ORDINARY RESOLUTIONS

1.

THAT with immediate effect upon passing:

Approval by an ordinary resolution of share consolidations of all the issued and outstanding and authorized and unissued ordinary shares of the Company (the “Ordinary Shares”) be consolidated with a corresponding increase in the par value of the Company’s Ordinary Shares, at any one time or multiple times during a period of up to two years after the date of the approval of the authorization of Share Consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:4,000 (the “Range”), to be determined by the Company’s Board in its discretion. The Board be authorized, at its absolute and sole discretion, to either (i) elect not to implement any Share Consolidation during a period of two years from the date of the approval of the authorization of Share Consolidations by the shareholders of the Company; or (ii) elect to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years from the date of the approval of the authorization of Share Consolidations by the shareholders of the Company. The registered office provider is authorized to file the Share Consolidation based on these resolutions and board resolutions to be adopted in relation to such Share Consolidation. (the “Share Consolidations Proposal”).

2.

THAT, with immediate effect upon passing:

In respect of any all fractional entitlements to the issued Ordinary Shares resulting from the Share Consolidations, no fractional Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Ordinary Share upon a Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share. (Fractional Share Arrangement).

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only stockholders of record of our shares at the close of business on November 3, 2025 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof. As of the Record Date, there were 21,233,927 ordinary shares, par value US$0.00025 per share (the “Ordinary Shares”) and 12,000,000 preferred shares, par value US$0.00005 per share (“Preferred Shares”) issued and outstanding. Each registered shareholder of Ordinary Shares on the Record Date is entitled to one (1) vote for each Ordinary Share then held and each registered shareholder of Preferred Shares on the Record Date is entitled to 15 votes for each Preferred Share then held. The shares represented by any proxy in the enclosed proxy card will be voted in accordance with the instructions given on the proxy card if the proxy card is properly dated, completed and executed and is received by the Company prior to the commencement of the Extraordinary Meeting or any adjournment(s) or postponement(s) thereof. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if at least one or more stockholders present in person or by proxy holding at least one-third (1/3) of the paid-up voting share capital the Company. Abstentions will be counted as entitled to vote for purposes of determining a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Votes Required

How many votes are required to approve a proposal? Assuming a quorum as referenced above is reached:

A.	Proposal No. 1 will be approved if passed by a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

B.	Proposal No. 2 will be approved if passed by a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Stockholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the Proposals. Stockholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our stockholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

THE PROPOSAL No. 1

Share Consolidations

Proposed Ordinary Share Consolidations

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “OCG.” In order for the ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). To enhance the Company’s ability to retain the compliance with the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to provide shareholders’ authorization to the Board to effect the Share Consolidations within the Range or not to pursue a Share Consolidation at all to be determined by the Board in its sole discretion within two years after the shareholders’ approval to provide such authorization to the Board.

In evaluating whether or not to conduct the share consolidation, the Board will take into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being noncompliance with Nasdaq Rules and risk of delist from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of Ordinary Shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Ordinary Shares, it may not increase the market price of the Ordinary Shares in proportion to the reduction in the number of Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Company’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

On October 30, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolutions (the “Share Consolidations Proposal”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT,

Approval by an ordinary resolution of share consolidations of all the issued and outstanding and authorized and unissued ordinary shares of the Company (the “Ordinary Shares”) be consolidated with a corresponding increase in the par value of the Company’s Ordinary Shares, at any one time or multiple times during a period of up to two years after the date of the approval of the authorization of Share Consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:4,000 (the “Range”), to be determined by the Company’s Board in its discretion. The Board be authorized, at its absolute and sole discretion, to either (i) elect not to implement any Share Consolidation during a period of two years from the date of the approval of the authorization of Share Consolidations by the shareholders of the Company; or (ii) elect to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years from the date of the approval of the authorization of Share Consolidations by the shareholders of the Company. The registered office provider is authorized to file the Share Consolidation based on these resolutions and board resolutions to be adopted in relation to such Share Consolidation. (the “Share Consolidations Proposal”)

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal No. 1.

Recommendation of the Board

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE PROPOSAL No. 1 Share Consolidations.

PROPOSAL NO. 2

Fractional Shares Arrangement

On October 30, 2025, the Board approved, and directed that there be submitted to the shareholders of the Company for approval, that immediately following the approval of the Share Consolidations proposal, the Board be and are hereby authorized to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of a Share Consolidation (the “Fractional Shares Arrangement”).

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT,

In respect of any all fractional entitlements to the issued Ordinary Shares resulting from the Share Consolidations, no fractional Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Ordinary Share upon a Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share. (Fractional Share Arrangement Proposal)

If the Share Consolidations proposal is not approved, then this Fractional Shares Arrangement Proposal will not be applicable.

Vote Required to Approve Proposal No. 2

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal No.2.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSAL NO. 2 Fractional Shares Arrangement

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1(212)828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

BY ORDER OF THE BOARD OF DIRECTORS

November 4, 2025	/s/ Yi Shao
Yi Shao
Chief Executive Officer and Director